SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Landmark Systems Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

51506S 10 0

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Katherine K. Clark

Chief Executive Officer
Landmark Systems Corporation
12700 Sunrise Valley Drive
Reston, Virginia 20191
(703) 464-1300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Steven Meltzer
Danielle Srour
Shaw Pittman
2300 N Street, N.W.
Washington, DC 20039
(202) 663-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$3,086,698	$617.34

      *  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,255,907 shares of common stock of Landmark Systems Corporation having an aggregate value of $3,086,698 as of July 23, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.

Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 1.  Summary Term Sheet.

      The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated July 23, 2001 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

      (a)  The name of the issuer is Landmark Systems Corporation, a Virginia corporation (the “Company”); the address of its principal executive offices is 12700 Sunrise Valley Drive, Reston, Virginia 20191; and the telephone number of its principal executive offices is (703) 464-1300. The information set forth in Section 9 of the Offer to Exchange under the caption “Information Regarding the Company” is incorporated herein by reference.

      (b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all non-qualified options, other than non-qualified options held by the Company’s executive officers and non-qualified options held by employees who also hold incentive stock options (the “Options”), outstanding under the 1994 Stock Incentive Plan (the “1994 SIP”) to purchase shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) for new non-qualified options (the “New Options”) to purchase shares of Common Stock to be granted under the 1994 SIP, upon the terms and subject to the conditions described in the Offer to Exchange and Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”). The Letter of Transmittal is attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to two-thirds of the number of shares subject to the options tendered by each option holder and accepted for exchange by us.

      The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

      (c)  The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

      (a)  The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.  Terms of the Transaction.

      (a)  The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

      (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Regarding the Options”) is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

      (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Regarding the Options”) is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

      (a)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

      (b)  The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

      (c)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

      (a)  The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

      (b)  The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

      (d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

      (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Regarding the Options”) is incorporated herein by reference.

      (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Regarding the Options”) is incorporated herein by reference.

Item 9.  Person/ Assets, Retained, Employed, Compensated or Used.

      (a)  Not applicable.

Item 10.  Financial Statements.

      (a), (c) The information set forth in the Offer to Exchange under Section 9 (“Information Regarding the Company”) and Section 16 (“Additional Information”), on pages 18 through 37 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2000, and on pages 3 through 8 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 is incorporated herein by reference.

      (b)  Not applicable.

Item 11.  Additional Information.

      (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Regarding the Options”) and Section 12 “Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

      (b)  Not applicable.

Item 12.  Exhibits.

      (a)(1)  Offer to Exchange, dated July 23, 2001.

         (2)  Form of Letter of Transmittal.

         (3)  Form of Letter to Eligible Option Holders.

         (4)  Form of Letter to Tendering Option Holders.

(5)	Landmark Systems Corporation Press Release dated July 23, 2001.

      (b)  Not applicable.

(d) (1)	1994 Stock Incentive Plan, filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (filed on May 17, 1999) and incorporated herein by reference.

(2)	1996 Advisory Board and Directors Stock Incentive Plan, filed as Exhibit 10.6 to the Company’s registration statement on Form S-1 (File No. 3333-35629) and incorporated herein by reference.

           (3)  Form of Stock Option Agreement pursuant to the 1994 Stock Incentive Plan.

      (g)  Not applicable.

      (h)  Not applicable.

Item 13.  Information Required by Schedule 13E-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Landmark Systems Corporation

Katherine K. Clark
Chief Executive Officer

Date: July 23, 2001

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated July 23, 2001.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Letter to Eligible Option Holders.
(a)(4)	Form of Letter to Tendering Option Holders.
(a)(5)	Landmark Systems Corporation Press Release dated July 23, 2001.
(d)(1)	1994 Stock Incentive Plan, filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (filed on May 17, 1999) and incorporated herein by reference.
(d)(2)	1996 Advisory Board and Directors Stock Incentive Plan, filed as Exhibit 10.6 to the Company’s registration statement on Form S-1 (File No. 3333-35629) and incorporated herein by reference.
(d)(3)	Form of Stock Option Agreement pursuant to the 1994 Stock Incentive Plan.